CanAlaska Ventures Ltd.

TSX.V – CVV OTCBB – CVVLF Frankfurt – DH7	Toll Free 1.800.667.1870	www.canalaska.com

FOR IMMEDIATE RELEASE		NEWS RELEASE

CanAlaska Stakes Uranium Targets North of Athabasca Basin

Athabasca Basin, Saskatchewan

CLAIM LOCATION MAP
NWT
AB
SK
Uranium City
Grease River Project
CanAlaska Claims
ATHABASCA BASIN
N
Dodge Domain
Train Domain
0.171% U308
1.60% U308
0.65% U308
Tantato Domain
1331 ppm U (Lake Sediments)
Fond du Lac
Grease River Fault.
Edge of Athabasca Basin
Stony Rapids
CanAlaska Claims
Other Claims
Grease River Shear Zone
Domain Boundaries
Uranium Showings
U/Th Anomalies
Towns
Lake Sediments (ppm)
0.8 - 30
30 - 150
150 - 225
225 - 475
475 - 989
CanAlaska Ventures Ltd.
Grease River Claims
Athabasca Region, Saskatchewan, Canada
NTS 74O
May 2006

Vancouver, BC, May 9, 2006 – CanAlaska Ventures Ltd. (“CanAlaska” or the “Company”) has completed the acquisition, via staking and permitting, of an additional 250,381 acres (101,328 ha) in three areas in and near the Athabasca Basin containing highly-elevated uranium mineralization in lake sediments and outcrop. The Company now controls over 2.3 million acres of uranium claims and permits in the Athabasca region.

These new target areas will be explored this summer by the Company’s field geologists and prospectors, who will be looking for near surface bulk-mineable uranium mineralization, as well as high-grade structurally controlled mineral deposits.

The entire region north of the Athabasca Basin area supports a large number of uranium showings and deposits.  Most notable of the previously explored and mined areas is the Uranium City mining camp, located 75 km west of the newly-staked Grease River Project.  In the Uranium City area, uranium was mined from shear zone-

News Release

May 2, 2006

hosted deposits, in pre-Athabasca sediments and volcanics.  At the Gunnar Mine, the uranium mineralization is hosted in intrusive rocks.

In 2005, CanAlaska’s exploration crews defined extensive areas of uranium mineralization in the sediments and volcanic rocks underlying the North East Project, located 260 km east of the new claim blocks.  Late in the summer season, the field crews discovered high-grade boulders and outcrop (up to 11% uranium), as well as pitchblende pebbles within overburden on the North East Project.

The Company has compiled all of the 2005 survey information and, as a result, recognised further areas of strategic interest.  Crews will return to exploration camps in the North East Project by early June, 2006 with an objective to define drill targets within the most uranium-rich areas.  An additional crew with experience in the North East Project will carry out surface work on the Grease River claims to determine the nature of the current uranium showings and the associated high lake sediment anomalies along the trend of the regional uranium-thorium targets.  These co-incident zones are covered by the new claim staking.

The Grease River claims (68,250 ha) were staked to cover areas with extremely high uranium in lake sediments coinciding with high uranium-thorium ratios and high total radioactivity as defined by earlier surveys carried out by the Geological Survey of Canada (see Figure).  The areas also correspond to the intersection of two geological boundaries, one of which is the Grease River Fault, a major shear zone over 5 kilometres wide.  Several showings occur within the southern claims of the new project, with historical surface samples of up to 1.6% U3O8 in sheared metasediments.

Camsell
Poplar
Grease River
Alberta
NE Project
Lake Athabasca
Helmer
ATHABASCA BASIN
Hodgson
Arnold
Waterbury
McTavish
West McArthur
Cree West
Moon
Geikie
Cree East
Key
ATHABASCA BASIN
Uranium Deposits
Athabasca Basin Edge
Exclusions
CanAlaska Projects
Other Dispositions
CanAlaska Ventures Ltd.
New Uranium Claims
0
50
100
150
Kilometers
Map Drafted by Brian King, CanAlaska Ventures Ltd. May, 2006.
Copyright (c) 2006 CanAlaska Ventures Ltd. All Rights Reserved.
Total CanAlaska Claims in the Athabasca Basin:
935,950 hectares (2,312,732 acres)

News Release

May 2, 2006

To the south of Grease River, along the edge of the Athabasca Basin, 9,061 ha of new claims have been added to the Poplar Project to cover zones of structural complexity defined on the basis of a study of the geological and aeromagnetic data.

A new permit comprising 24,017 ha in Manitoba has also been added to the North East Project.  It covers the eastern strike extension of known mineralisation as well as some very high lake sediment uranium anomalies identified from our 2005 survey and earlier work.

About CanAlaska Ventures Ltd.

CanAlaska now has eighteen, 100% owned, uranium projects in the Athabasca Basin area.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first drill programs were commenced on McArthur West and Waterbury Projects in February and March, and drill results are pending.

Investor Contact: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

May 2, 2006